UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31513

WELLCHOICE, INC.

(Exact name of registrant as specified in its charter)

11 West 42nd Street, New York, New York 10036

(212) 476-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

* This form is filed by WellPoint Holding Corp., a direct wholly owned subsidiary of WellPoint, Inc., in connection with and pursuant to the merger of WellChoice, Inc. (“WellChoice”) with and into WellPoint Holding Corp., with WellPoint Holding Corp. being the surviving corporation, to indicate that WellChoice will no longer be required to file reports under the Securities and Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities and Exchange Act of 1934, WellPoint Holding Corp., a Delaware corporation and the successor by merger to WellChoice, Inc., a Delaware corporation, has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: December	28, 2005

WELLPOINT HOLDING CORP. (as successor by merger to WellChoice, Inc.)

By:	/s/ Michael C. Wyatt

	Name:	Michael C. Wyatt
	Title:	Vice President and Assistant Secretary